Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries) (dollar amounts in millions)	Quarter ended
	March 31, 2004	Dec. 31, 2003	March 31, 2003
Income from continuing operations before provision for income taxes (a)	$361	$270	$245
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases and amortization of debt issuance costs	71	61	77

Total earnings (as defined), excluding interest on deposits	432	331	322
Interest on deposits	24	25	34

Total earnings (as defined)	$456	$356	$356

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	6.09	5.41	4.19
Including interest on deposits	4.78	4.15	3.21

(a)	Amounts for the first quarter of 2003 are before the cumulative effect of a change in accounting principle, as disclosed further on page 10.